

09056273

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/08 _____ AND ENDING _____ 12/31/08 _____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Bernard Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2621 West Main, Ste. 6
(No. and Street)

Russellville   AR   72801
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Keenan   479-967-1200
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Teaff & Associates, C.P.A.s, P.A.
(Name – *if individual, state last, first, middle name*)

210 West 10th   Russellville   AR   72801
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

MAR 09 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



AB
3/25

OATH OR AFFIRMATION

I, __Robert Keenan_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__St. Bernard Financial Services, Inc._____ , as

of __December 31_____ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

TONUIA HULL
NOTARY PUBLIC-STATE OF ARKANSAS
POPE COUNTY
My Commission Expires 9-10-2011

_____
Signature

_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

St. Bernard Financial Services, Inc.

December 31, 2008

TEAFF & ASSOCIATES

Certified Public Accountants

LESLIE T. TEAFF, CPA
J. MARLENE HALL, CPA
PAMELA C. MAGNESS, CPA

210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801

(479) 968-3500

FAX (479) 968-3507

MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditor

The Board of Directors and Stockholders
St. Bernard Financial Services, Inc.
2621 West Main, Ste 6
Russellville, AR 72801

We have audited the accompanying statement of financial condition of St. Bernard Financial Services, Inc. (a corporation) at December 31, 2008, and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended.   These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Bernard Financial Services, Inc. at December 31, 2008, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Teaff + Associates

Teaff and Associates, CPA's

February 6, 2009



1

St. Bernard Financial Services, Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$	631
Securities		19,138
Accounts receivable- commissions		82,146
Employee advances		5,080
Total current assets		106,995

Fixed Assets

Depreciable assets at cost, less accumulated depreciation of $13,679		-
Total Assets		**$ 106,995**

Liabilities and Stockholders' Equity

Liabilities:

Commissions payable	81,943
Accounts payable	35
Payroll taxes withheld and accrued	741
Total current liabilities	82,719

Stockholders' equity:

Common stock, $1 par value: Authorized 100,000 shares; issued and outstanding 100 shares	100
Additional paid-in capital	19,753
Retained earnings	4,423
Total stockholders' equity	24,276
Total Liabilities and Stockholders' Equity	**$ 106,995**

St. Bernard Financial Services, Inc.
Statement of Income
December 31, 2008

Revenues:

    Commissions and fees $ 577,159

Expenses:

Commissions paid	501,827
Bank charges	1,523
Business development and travel	1,109
Communications	4,382
Depreciation	-
Legal and accounting	2,285
Office supplies	7,971
Regulatory fees	14,145
Rent and utilities	7,831
Wages, contract labor and benefits	33,657
Other	2,644
	577,375
Net gain (loss) from operations	(216)
Interest income	413
Net Income	$ 197

St. Bernard Financial Services, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2008

	Common Stock	Capital in excess of stated value	Retained earnings	Total
Balance - December 31, 2007	$ 100	$ 19,753	$ 4,226	$ 24,078
Contributed capital- 2008				-
Net income for the year	-	-	197	197
Balance - December 31, 2008	$ 100	$ 19,753	$ 4,423	$ 24,275

St. Bernard Financial Services, Inc.
Statement of Cash Flows
December 31, 2008

Cash flows from operating activities:

Net income	$ 197
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	9,577
Accounts payable	(10,595)
Commissions payable	3,273
Cash used by operating activities:	2,452

Cash flows provided by financing activities:

Capital contribution	-

Cash flows provided (used) by investing activities:

CD & Money Market	(2,000)
Interest income added to certificate of deposit	(413)
Cash used by investing activities:	(2,413)

Net change in cash and cash equivalents	39

Cash and cash equivalents:

Beginning of period	2,670
End of period	$ 2,709

Other disclosures:

Interest paid	$ -
Income taxes paid	$ -

St. Bernard Financial Services, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2008

Balance - December 31, 2007	$None
Activity during the year	None
Balance- December 31, 2008	$None

Note 1: Organization and Summary of Significant Accounting Policies

Organization

St. Bernard Financial Services, Inc. (the "Company") was formed March 20, 1994, under the laws of the State of Arkansas pursuant to the Arkansas Business Corporation Act. The Company, conducting business within the state of Arkansas, is registered as a broker/dealer with the Securities and Exchange Commission, Financial Industry Regulatory Authority and the Arkansas Securities Department. It has contracted a national securities firm to perform all the required execution, clearing, and record-keeping services for introduced accounts.

Significant Accounting Policies

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over estimated useful lives of the respective assets.

Securities Transactions

Customers' introduced securities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade date basis. A provision for uncollectible accounts is provided when justified and, in management's opinion, no provision was necessary at December 31, 2008.

Income Taxes

Revenue is recognized under the market value method for securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statement and income tax reporting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2: Commitments and Contingencies

The Company currently has a verbal month-to-month agreement to pay $500 per month for rental of its office facilities. Rental expense of its office facilities for 2008 totaled $6,000.

Note 3: Disclosures About the Fair Value of Financial Instruments

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2008, which include cash and cash equivalents, commissions receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

Note 4: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $11,395 which was $5,881 in excess of its required net capital of $5,514. The Company's net capital ratio was 7.26 to 1.

ADDITIONAL INFORMATION

St. Bernard Financial Services, Inc.
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2008

Computation of net capital

Stockholders' equity			
Common stock	$	100	
Additional paid-in capital		19,753	
Retained earnings		4,423	
Total stockholders' equity			$ 24,276
Less: Non-allowable assets			
Non allowable commission receivable		12,817	
Hair cuts on money market		64	
			12,881
Net Capital			$ 11,395

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness of $82,719	$	5,514	
Minimum dollar net capital required		5,000	
Net capital required (greater of above)			5,514
Excess net capital			$ 5,881
Percentage of aggregate indebtedness to net capital		7.26:1	

There were no material differences between aggregate indebtedness computed above and as filed by St. Bernard Financial Service, Inc. in its amended Focus Report as of December 31, 2008.

St. Bernard Financial Services, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2008

A computation of reserve requirement is not applicable to St. Bernard Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(B).

All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of the clearing firm: Terra Nova Financial, LLC.

TEAFF & ASSOCIATES

Certified Public Accountants

LESLIE T. TEAFF, CPA
J. MARLENE HALL, CPA
PAMELA C. MAGNESS, CPA

210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801

MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

(479) 968-3500

FAX (479) 968-3507

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholders
St. Bernard Financial Services, Inc.

In planning and performing our audit of the financial statement of St. Bernard Financial Services, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15a3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any

11



evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the condition described in the following paragraph, which we believe solely, results in a more than relatively low risk that errors or irregularities in amounts that could be material in relation to the financial statements of the Company may occur and not be detected within a timely period.

Since the Company is small, one individual performs essentially all of its operational and recordkeeping procedures. Consequently, the segregation of duties, which is normally required for effective internal control, is not achievable. The Company has no plans to change operational and recordkeeping procedures until justified by future growth.

This condition was considered in determining the nature, timing, and extent of the audit tests applied in our examination of the financial statements, and this report does not affect our report on those financial statements dated February 6, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives except for the condition discussed in the second preceding paragraph which we believe is a material inadequacy in the practices and procedures comprehended in the Commission's objectives.

This report is intended solely for the use of management, the Board of Directors and Stockholders, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the applicable state regulatory authorities and should not be used for any other purpose.

Teaff & Associates

Teaff & Associates, CPAs
Russellville, AR
February 6, 2009